SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                                  SCHEDULE 13D
                   under the Securities Exchange Act of 1934
                               (Amendment No. 3)
                             ______________________

                          Century Properties Fund XXII
                              (Name of the Issuer)

                           LIMITED PARTNERSHIP UNITS
                                (Title of Class
                                 of Securities)

                                      NONE
                             (CUSIP Number of Class
                                 of Securities)
                             ______________________

                              John K. Lines, Esq.
                         General Counsel and Secretary
                         Insignia Financial Group, Inc.
                          One Insignia Financial Plaza
                              Greenville, SC 29602
                                 (864) 239-1000

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 19, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Name of Reporting Person
     Insignia Financial Group, Inc.

         S.S. or I.R.S. Identification No. of Above Person
         Intentionally Omitted

2.   Check the Appropriate Box if a Member of a Group

                                                  (a)  __________

                                                  (b)  _____X____

3.   SEC Use Only

4.   Sources of Funds
     BK

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) of 2(e)

                                                       _________
6.   Citizenship or Place of Organization
     Delaware

7.   Sole Voting Power
     None

8.   Shared Voting Power
     17,022.5 Units of Limited Partnership Interest ("Units")
     (See Item 4)

9.   Sole Dispositive Power
     None

10.  Shared Dispositive Power
     17,022.5 Units

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     17,022.5 Units

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares

                                             ______



13.  Percent of Class Represented by Amount in Row (11)
     20.5%

14.  Type of Reporting Person
     CO

1.   Name of Reporting Person
     Insignia Properties, L.P.

         S.S. or I.R.S. Identification No. of Above Person
         Intentionally Omitted

2.   Check the Appropriate Box if a Member of a Group

                                                  (a)  __________

                                                  (b)  _____X____

3.   SEC Use Only

4.   Sources of Funds
     BK

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) of 2(e)

                                                       _________
6.   Citizenship or Place of Organization
     Delaware

7.   Sole Voting Power
     None

8.   Shared voting Power
     17,022.5 Units of Limited Partnership Interest ("Units")
     (See Item 4)

9.   Sole Dispositive Power
     None

10.  Shared Dispositive Power
     17,022.5 Units

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     17,022.5 Units

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares

                                                          ______

13.  Percent of Class Represented by Amount in Row (11)
     20.5%

14.   Type of Reporting Person*
      PN

1.   Name of Reporting Person
     Andrew L. Farkas

         S.S. or I.R.S. Identification No. of Above Person
         Intentionally Omitted

2.   Check the Appropriate Box if a Member of a Group

                                                  (a)  __________

                                                  (b)  _____X____

3.   SEC Use Only

4.   Sources of Funds
     BK

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) of 2(e)

                                                       _________
6.   Citizenship or Place of Organization
     United States

7.   Sole Voting Power
     None

8.   Shared Voting Power
     17,022.5 Units of Limited Partnership Interest ("Units")
     (See Item 4)

9.   Sole Dispositive Power
     None

10.  Shared Dispositive Power
     17,022.5 Units

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     17,022.5 Units

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares

                                                           ______

13.  Percent of Class Represented by Amount in Row (11)
     20.5%

14.  Type of Reporting Person
     IN

1.   Name of Reporting Person
     Insignia Commercial Group, Inc.

         S.S. or I.R.S. Identification No. of Above Person
         Intentionally Omitted

2.   Check the Appropriate Box if a Member of a Group

                                                  (a)  __________

                                                  (b)  _____X____

3.   SEC Use Only

4.   Sources of Funds
     BK

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) of 2(e)

                                                       _________
6.   Citizenship or Place of Organization
     Delaware

7.   Sole Voting Power
     None

8.   Shared Voting Power
     17,022.5 Units of Limited Partnership Interest ("Units")
     (See Item 4)

9.   Sole Dispositive Power
     None

10.  Shared Dispositive Power
     17,022.5 Units

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     17,022.5 Units

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares

                                                          ______

13.  Percent of Class Represented by Amount in Row (11)
     20.5%

14.  Type of Reporting Person
     CO

1.   Name of Reporting Person
     Insignia Properties Trust

         S.S. or I.R.S. Identification No. of Above Person
         Intentionally Omitted

2.   Check the Appropriate Box if a Member of a Group

                                                  (a)  __________

                                                  (b)  _____X____

3.   SEC Use Only

4.   Sources of Funds
     BK

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) of 2(e)

                                                       _________

6.   Citizenship or Place of Organization
     Delaware

7.   Sole Voting Power
     None

8.   Shared Voting Power
     17,022.5 Units of Limited Partnership Interest ("Units")
    (See Item 4)

9.   Sole Dispositive Power
     None

10.  Shared Dispositive Power
     17,022.5 Units

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     17,022.5 Units

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares

                                                          ______

13.  Percent of Class Represented by Amount in Row (11)
     20.5%

14.  Type of Reporting Person*
     OO

     The undersigned hereby amend the statement on Schedule 13D filed on their behalf on August 29, 1995 with the Securities and Exchange Commission and amended on January 30, 1996 and February 28, 1996. This amendment is being filed as a result of the mergers, on December 19, 1996, of Insignia NPI, L.L.C., a Delaware limited liability company ("Insignia LLC"), with and into Insignia Properties, L.P., a Delaware limited partnership ("IPLP"), and of Insignia Properties Corporation, a Delaware corporation ("IPC"), with and into Insignia Properties Trust, a Maryland real estate investment trust ("IPT"). Insignia LLC and IPC were reporting persons on the Schedule 13D, as previously amended, and as a result of the mergers are replaced as reporting persons by IPLP and IPT, respectively, the surviving entities in the mergers.


Item 2.   Identity and Background

     The following information is hereby added to the information provided in response to Item 2:

     Insignia LLC was merged with and into IPLP on December 19, 1996. The Managing Member of Insignia LLC was IPC. ICGI was also a Member of Insignia LLC. Pursuant to the merger, IPC's 99% membership interest in Insignia LLC was cancelled in exchange for a 99% general partner interest in IPLP, and ICGI's 1% membership interest in Insignia LLC was cancelled in exchange for a 1% limited partner interest in IPLP. As a result of the merger all of the Units beneficially owned by Insignia LLC are now beneficially owned by IPLP, and IPLP has become a Reporting Person.

     Following the merger of Insignia LLC into IPLP, IPC merged with and into IPT on December 19, 1996. As a result of this merger, IPT now holds the 99% general partner interest in IPLP formerly held by IPC, and IPT has become a Reporting Person.


Item 4.   Purpose of Transaction

     The following information is hereby added to the information provided in response to Item 4:

     Reference is made to Item 2 above.

Item 5.   Interest in Securities of the Issuer

     The following information is hereby added to the information provided in response to Item 5:

     (c)    See Item 2 above.

     (e) As a result of the mergers described in Item 2 above, Insignia LLC and IPC ceased to be a beneficial owners of more than 5% of the securities described by this Schedule 13D, and IPLP and IPT became beneficial owners of the securities described by this Schedule 13D.


Item 7.   Material to be Filed as Exhibits

     The following material is hereby added to the materials provided in response to Item 7:

(h)  Joint Filing Agreement, dated as of January 10, 1997.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 15, 1997

                         INSIGNIA FINANCIAL GROUP, INC.


                         By:     /s/ John K. Lines
                         -------------------------
                         Name:  John K. Lines
                         Title:    General Counsel and Secretary

                         INSIGNIA PROPERTIES, L.P.



                         By:     /s/ John K. Lines
                         -------------------------
                         Name:  John K. Lines
                         Title:    Vice President

                         ANDREW L. FARKAS



                         /s/ Andrew L. Farkas
                         --------------------

                         INSIGNIA COMMERCIAL GROUP, INC.



                         By:     /s/ John K. Lines
                         -------------------------
                         Name:  John K. Lines
                         Title:    Vice President and Secretary

                         INSIGNIA PROPERTIES TRUST



                         By:     /s/ John K. Lines
                         -------------------------
                         Name:  John K. Lines
                         Title:    Vice President

                                                   EXHIBIT INDEX

Exhibit                  Description                         Page

99.1                Joint Filing Agreement                    11